Exhibit 99.1

CannTrust Provides Default Status Report

VAUGHAN, ON, August 29, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today is providing a status update in accordance with its obligations under the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders ("NP 12-203"), which require the Company to provide bi-weekly updates until such time as the Company is current with its filing obligations under Canadian securities laws. As previously announced, the Company is subject to a management cease trade order ("MCTO") issued by the Ontario Securities Commission. The MCTO prohibits the directors and executive officers of the Company from trading in or acquiring securities of the Company until two full business days after the Company files an interim financial report for the three and six month periods ended June 30, 2019, an interim management's discussion and analysis for the corresponding period and certifications of interim filings. The MCTO does not affect the ability of investors who are not insiders to trade in the securities of the Company.

The Company advises that: (i) there have been no material changes to the information contained in the Company’s August 16, 2019 news release; (ii) it intends to continue to comply with the alternative information guidelines of NP 12-203; and (iii) except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.